Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

September 23, 2024

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2436

Convertible & Income Portfolio of Funds, Series 42

File Nos. 333-281706 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2436, filed on August 22, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 42 (the “trust”).

PROSPECTUS

Investment Summary — Security Selection

1.       On page 3 under “Security Selection,” please disclose how the trust is defining “consistent and competitive dividend” and “adequate liquidity for the trust’s needs”.

Response: In response to the comment, the third bullet in the second paragraph in the “Security Selection” section has been revised as follows:

Consistent Dividend. The sponsor favors funds that have a history of paying dividends that are consistent over time and competitive with their peers.

Additionally, the first bullet in the third paragraph in the “Security Selection” section has been revised as follows:

Liquidity. The sponsor selects ETFs that demonstrate adequate liquidity to be sold if required by the trust.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren